EXHIBIT 12
Oppenheimer Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges (1)

Expressed in thousands of dollars.	2010	2011	2012	2013	2014
Profit (Loss) Before Income Taxes	$67,991	$17,848	$(527)	$43,909	$25,736
Add Fixed Charges:
Interest Expense (2)	25,750	38,026	35,086	26,142	17,801
Amortization of Debt Issuance Costs	643	986	639	639	1,118
Appropriate Portion of Rentals Representative of the Interest Factor (3)	16,793	16,994	17,075	15,454	15,208
Total Fixed Charges	$43,186	$56,006	$52,800	$42,235	$34,127
Earnings	$111,177	$73,854	$52,273	$86,144	$59,863
Ratio of Earnings to Fixed Charges (4)	2.6	1.3	—	2.0	1.8
Notes:

(1)
The ratio of earnings to fixed charges is computed by dividing earnings, which is the sum of profit (loss) before income taxes and fixed charges, by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and an appropriate portion of rentals representative of the interest factor.

(2)
In addition to interest expense on long-term debt, also includes interest expenses on short-term borrowings including bank call loans, securities lending, and repurchase agreements which generally have a corresponding asset that generates interest income that substantially offsets or exceeds the aforementioned interest expense.

(3)	The percent of rent included in the computation is a reasonable approximation of the interest factor.

(4)
Due to the Company’s pre-tax loss in the year ended December 31, 2012, the ratio coverage was less than 1:1 in this period. The Company would have needed to generate additional earnings of $527,000 in 2012 to achieve a coverage of 1:1.